Caledonia Mining Secures a Renewed Zimbabwe Gold Dealership License

Toronto, Ontario – December 21, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its wholly owned subsidiary, Blanket Mine (“Blanket”) has received a renewed Gold Dealership License which enables it to continue exporting gold directly to a refiner of its choice.

Zimbabwean gold producers wishing to export gold directly require a Gold Dealership License issued by the Ministry of Finance, which entitles a gold producer like Blanket to export and market its gold bullion to a refiner of its choice at world prices.  The proceeds from the sale of gold must be paid directly into the exporter’s foreign currency account at a Zimbabwean commercial bank and the producer is allowed to retain 100% of the proceeds, less a royalty of 3.5%.

Blanket’s current Gold Dealership License expires on 31 December 2009 and Blanket has now obtained a renewed Gold Dealership License for a further twelve months with effect from 1 January 2010.

Blanket and Caledonia had proposed to the Ministry of Finance that the duration of Gold Dealership Licenses be extended beyond the existing 12-month term to facilitate the raising of debt with a term longer than 12 months.  While the Ministry of Finance appears to recognize the necessity of this requirement, extensive administrative processes are apparently involved and the Ministry has stated that it is unable to issue a longer License prior to the expiry of the existing License.  Caledonia and Blanket hope that future Gold Dealership Licenses will be issued for considerably longer periods than 12 months.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.